UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Baozun Inc.

(Name of Subject Company (Issuer))

Baozun Inc.

(Name of Filing Person (Issuer))

1.625% Convertible Senior Notes due 2024

(Title of Class of Securities)

06684L AB9

(CUSIP Number of Class of Securities)

Arthur Yu

Chief Financial Officer

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6080 9991

with copy to:

David K. Michaels, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 +1 650 988 8500	Niping Wu, Esq. Xinxing Chen, Esq. Fenwick & West LLP Unit 908, Kerry Parkside Office 1155 Fang Dian Road Pudong New Area, Shanghai 201204 People's Republic of China +86 21 8017 1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by Baozun Inc. (the “Company”) on April 1, 2022 (the “Schedule TO”) relating to the Company’s 1.625% Convertible Senior Notes due 2024 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the holders of the Notes (the “Holders”) dated April 1, 2022 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022 (the “Expiration Date”). The Company has been advised by Citibank, N.A., as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$108,718,000.00 aggregate principal amount of the Notes were validly surrendered and not withdrawn for repurchase as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Repurchase Right Notice and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Repurchase Right. The aggregate amount of the Repurchase Price is US$108,718,000.00. Following settlement of the Repurchase Price, there is no Notes remain outstanding under the Indenture.

ITEM 12. EXHIBITS.

(a)(1)*	Repurchase Right Notice to Holders of 1.625% Convertible Senior Notes due 2024 issued by the Company, dated as of April 1, 2022.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2022.

(a)(5)(B) †	Press Release issued by the Company, dated as of May 2, 2022.

(b)	Not applicable.

(d)(1)	Indenture, dated as of April 10, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020).

(d)(2)	ADS Lending Agreement, dated as of April 4, 2019, among the Company and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on April 5, 2019).

(g)	Not applicable.

(h)	Not applicable.

107†	Filing Fee Table

* Previously filed.

† Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 1.625% Convertible Senior Notes due 2024 issued by the Company, dated as of April 1, 2022.

(a)(5)(A)*	Press Release issued by the Company, dated as of April 1, 2022.

(a)(5)(B) †	Press Release issued by the Company, dated as of May 2, 2022.

(d)(1)	Indenture, dated as of April 10, 2019, between the Company and Citicorp International Limited, as trustee (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020).

(d)(2)	ADS Lending Agreement, dated as of April 4, 2019, among the Company and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 to Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on April 5, 2019).

107†	Filing Fee Table

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Baozun Inc.

By:	/s/ Arthur Yu
Name: Arthur Yu
Title: Chief Financial Officer

Dated: May 2, 2022